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                          October 22, 2021

       Dror Heldenberg
       Chief Financial Officer
       Valens Semiconductor Ltd.
       8 Hanagar St. POB 7152
       Hod Hasharon 4501309
       Israel

                                                        Re: Valens
Semiconductor Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed October 20,
2021
                                                            File No. 333-260390

       Dear Mr. Heldenberg:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Michael Kaplan